Exhibit 99.1

December 18, 2024 Lori Macomber Re: Transition Agreement Dear Lori: This letter sets forth the substance of the transition agreement (the “ Agreement ”) which Legend Biotech USA Inc . (the “ Company ”) is offering to you to aid in your employment transition . This Agreement will become effective on the date it has been signed by both parties (the “ Effective Date ”) . 1. Transition Period and Separation Date . You are hereby providing notice to the Company of your resignation from employment with the Company effective January 2 , 2025 , and the Company hereby accepts your resignation . Between the date of this Agreement through January 2 , 2025 (the “ Transition Period ”), you will continue to perform your job duties and certain transition services as may be requested by the Company . Although these transition services may not take your full work time, during the Transition Period you will continue to receive your current base salary and remain eligible to participate in the Company’s benefit plans as provided under such plans . As part of this Agreement, the Company agrees that it will not terminate your employment before January 2 , 2025 unless you (1) breach your obligations under this Agreement or any other agreement between you and the Company ; or (2) engage in workplace misconduct . If your employment is terminated early by the Company for either reason, you will be ineligible for any severance benefits from the Company, including the Severance Benefits described below . The date your employment ends is the “ Separation Date . ” 2. Accrued Salary and Vacation . On the next regular payroll date following the Separation Date, the Company will pay you all accrued salary and all accrued and unused vacation earned through the Separation Date, subject to standard payroll deductions and withholdings . You will receive these payments regardless of whether or not you sign this Agreement . 3. Severance Benefits . In consideration of your timely execution of this Agreement, compliance with your obligations to the Company hereunder and under any agreement, plan or policy, and your timely execution and non - revocation of the updated release of claims attached hereto as Exhibit A (the “ Separation Date Release ”) no earlier than the Separation Date and no later than three (3) days after the Separation Date, the Company will provide you with the following “ Severance Benefits : ” 310904891

310904891 Lori Macomber December 18, 2024 Page 2 (a) Severance Payments . The Company will pay you severance equal to six (6) months of your current base salary as of the Separation Date (the “ Severance Payment ”) . This severance will be subject to standard payroll deductions and withholdings and will be paid in a lump sum on the Company’s first payroll date that occurs eight (8) days after the Separation Date Release Effective Date . (b) 2024 Bonus . The Company will pay you an annual bonus for 2024 of one hundred eighty - five thousand four hundred dollars ( $ 185 , 400 ) (the “ 2024 Bonus ”), which is equal to 100 % of your annual bonus target for 2024 . The 2024 Bonus will be subject to standard payroll deductions and withholdings and will be paid in a lump sum on the Company’s first payroll date that occurs eight (8) days after the Separation Date Release Effective Date . (c) COBRA Premiums . If you are eligible for and timely elect to continue your health insurance coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985 (“ COBRA ”) or the state equivalent, the Company will pay for the Company portion of the COBRA premiums for you and your eligible dependents (“ COBRA Premiums ”), if any, until the earlier of (A) six (6) months following the Separation Date ; (B) the expiration of your eligibility for the continuation coverage under COBRA ; or (C) the date when you become eligible for substantially equivalent health insurance coverage in connection with new employment or self - employment (such period from the termination date through the earliest of (A) through (C), the “ COBRA Payment Period ”) . Notwithstanding the foregoing, if at any time the Company determines, in its sole discretion, that the payment of the COBRA premiums would result in a violation of the nondiscrimination rules of Section 105 (h)(2) of the Code or any statute or regulation of similar effect (including but not limited to the 2010 Patient Protection and Affordable Care Act, as amended by the 2010 Health Care and Education Reconciliation Act), then provided you remain eligible for reimbursement in accordance with this Section 3 (c), in lieu of providing the COBRA premiums, the Company will instead pay you on the last day of each remaining month of the COBRA Payment Period, a fully taxable cash payment equal to the COBRA premiums for that month, subject to applicable tax withholdings for the remainder of the COBRA Payment Period, which you may but are not obligated to use towards health insurance payments . If you become eligible for coverage under another employer’s group health plan or through self - employment or otherwise cease to be eligible for COBRA during the period provided in this clause, you must immediately notify the Company of such event, and all payments and obligations under this clause will cease . (d) Acceleration of Vesting and Extension of Exercise Period . Notwithstanding anything to the contrary in any applicable restricted share unit award agreement, stock option agreement or other stock - based award agreement or applicable equity plan, (A) vesting of any unvested and outstanding equity awards held by you as of the Effective Date shall continue to vest during the Transition Period, notwithstanding that notice of termination of your services shall have been given ; (B) any unvested and outstanding

310904891 Lori Macomber December 18, 2024 Page 3 equity awards held by you as of the Separation Date that would have vested during the six (6) month period following the Separation Date had you remained employed (and not given or received notice of termination) shall be accelerated, such that such then - unvested equity awards shall immediately vest and become fully exercisable or non - forfeitable without regard to any time or individual performance - based requirements ; and (C) the post - termination exercise period attributable to any stock options (which, you hereby acknowledge will disqualify any existing incentive stock options from status as “incentive stock options”) shall be extended to six (6) months (but no later than the original expiration date applicable to the option) from the Separation Date . (e) Outplacement Benefits . The Company will provide you with outplacement services with a nationally recognized provider or executive coaching services for a period of six (6) months, which must commence no later than sixty (60) days following the Separation Date, up to $ 20 , 000 in annual fees (the “ Coaching Services ”) . 4. Health Insurance . Unless you follow the procedures set forth in this paragraph, your participation in the Company’s group health insurance plan will end on the last day of the month in which the Separation Date occurs . To the extent provided by the federal COBRA law or, if applicable, state insurance laws, and by the Company’s current group health insurance policies, you will be eligible to continue your group health insurance benefits following the Separation Date at your own cost ; provided, however, that you will be eligible for certain COBRA premium payments as provided in Section 3 (c) above . Later, you may be able to convert to an individual policy through the provider of the Company’s health insurance, if you wish . You will be provided with a separate notice describing your rights and obligations under COBRA and a form for electing COBRA coverage . 5. EQUITY . You acknowledge and agree that you hold the equity awards in respect of ordinary shares in the capital of Legend Biotech Corporation (the “ Parent ” and the “ Parent Shares ” respectively) set out Exhibit B hereto (the “ Parent Equity Awards ”) and that you have no other options, shares or rights in respect of any Parent Shares or any other shares of the Parent, the Company and/or any other affiliate of the Parent or the Company . You acknowledge that, other than as set out in Section 3 (d) above, the Parent Equity Awards are governed by and subject to the terms of the applicable Parent equity plan and grant documentation, including in relation to exercisability and expiration . The Company makes no representation as to the tax treatment of any Parent Equity Award . 6. Other Compensation or Benefits . You acknowledge that, except as expressly provided in this Agreement, you have not earned and will not receive from the Company or the Parent any additional compensation (including base salary, bonus, incentive compensation, or equity), severance, or benefits after the Separation Date, with the exception of any vested right you may have under the express terms of a written ERISA - qualified benefit plan (e . g . , 401 (k) account) or any vested stock options or other equity . 7. Expense Reimbursements . You agree that, within fourteen (14) days of the Separation Date, you will submit your final documented expense reimbursement statement

310904891 Lori Macomber December 18, 2024 Page 4 reflecting all business expenses you incurred through the Separation Date, if any, for which you seek reimbursement . The Company will reimburse you for reasonable business expenses pursuant to its regular business practice . 8. Return of Company Property . Within fourteen (14) days following the Separation Date, or earlier upon the Company’s request, you agree to return to the Company all Company documents (and all copies thereof) and other Company property that you have in your possession, including, but not limited to, Company files, notes, drawings, records, business plans and forecasts, financial information, specifications, computer - recorded information, tangible property (including, but not limited to, computers), credit cards, entry cards, identification badges and keys ; and, any materials of any kind that contain or embody any proprietary or confidential information of the Company (and all reproductions thereof) . If you have used any personally owned computer or other electronic device, server, or e - mail system to receive, store, review, prepare or transmit any Company confidential or proprietary data, materials or information, by the Separation Date, you shall provide the Company with a computer - useable copy of such information and then permanently delete and expunge such Company confidential or proprietary information from those systems ; and you agree to provide the Company access to your system as requested to verify that the necessary copying and/or deletion is completed . For the avoidance of doubt, Company property to return includes but is not limited to property of Parent or any Company affiliate . You also agree to, within five (5) days following the Separation Date, complete and return to the Company the Termination Certification attached as Exhibit B - 1 to the Amended and Restated Employment Agreement between you and the Company dated September 28 , 2022 (the “ Employment Agreement ”) . 9. Confidential Information and Post - Termination Obligations . Both during and after your employment you acknowledge your continuing obligations under your Intellectual Property Rights Agreement, Non - Competition, and Confidentiality Agreement, as amended (the “ Restrictive Covenants Agreement ”) not to use or disclose any confidential or proprietary information of the Company and to refrain from certain other activities . A copy of your Restrictive Covenants Agreement is attached hereto as Exhibit C . Confidential information that is also a “trade secret,” as defined by law, may be disclosed (A) if it is made (i) in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney and (ii) solely for the purpose of reporting or investigating a suspected violation of law ; or (B) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal . In addition, in the event that you file a lawsuit for retaliation by the Company for reporting a suspected violation of law, you may disclose the trade secret to your attorney and use the trade secret information in the court proceeding, if you : (A) file any document containing the trade secret under seal ; and (B) do not disclose the trade secret, except pursuant to court order . 10. Non - Disparagement . You agree not to disparage the Company or Parent, or any of their respective attorneys, directors, managers, partners, employees, agents and affiliates, in any manner likely to be harmful to them or their business, business reputation or personal reputation ; provided that you may respond accurately and fully to any question, inquiry or request for information when required by legal process . Notwithstanding the foregoing, nothing

310904891 Lori Macomber December 18, 2024 Page 5 in this Agreement shall limit your right to voluntarily communicate with the Equal Employment Opportunity Commission, United States Department of Labor, the National Labor Relations Board, the Securities and Exchange Commission, other federal government agency, similar state or local agency, or an attorney you retain, or to discuss the terms and conditions of your employment with others to the extent expressly permitted by Section 7 of the National Labor Relations Act . 11. Cooperation after Separation Date . You agree to cooperate fully with the Company in all matters relating to the transition of your work and responsibilities on behalf of the Company, including, but not limited to, any present, prior or subsequent relationships and the orderly transfer of any such work and institutional knowledge to such other persons as may be designated by the Company, by making yourself reasonably available at mutually - agreeable times during regular business hours . You further agree that you will cooperate with the Company in matters relating to corporate governance matters and Company communications related to your transition . You also agree to cooperate fully with the Company in connection with its actual or contemplated defense, prosecution, or investigation of any claims or demands by or against third parties, or other matters arising from events, acts, or failures to act that occurred during the period of your employment by the Company, which cooperation shall include, without limitation, making yourself available to the Company upon reasonable notice, without subpoena, to provide complete, truthful and accurate information in witness interviews, depositions, and trial testimony . The Company will reimburse you for reasonable out - of - pocket expenses you incur in connection with any such transition of your work and/or cooperation (excluding foregone wages) and will make reasonable efforts to accommodate your scheduling needs . 12. Release . In exchange for the consideration under this Agreement, to which you would not otherwise be entitled, and except as otherwise set forth in this Agreement, you, on behalf of yourself and, to the extent permitted by law, on behalf of your spouse, heirs, executors, administrators, assigns, insurers, attorneys and other persons or entities, acting or purporting to act on your behalf (collectively, the “ Employee Parties ”), hereby generally and completely release, acquit and forever discharge the Company, its parents (including but not limited to the Parent) and its and their respective subsidiaries, and its and their respective officers, directors, managers, partners, agents, representatives, employees, attorneys, shareholders, predecessors, successors, assigns, insurers and affiliates (the “ Company Parties ”) of and from any and all claims, liabilities, demands, contentions, actions, causes of action, suits, costs, expenses, attorneys’ fees, damages, indemnities, debts, judgments, levies, executions and obligations of every kind and nature, in law, equity, or otherwise, both known and unknown, suspected and unsuspected, disclosed and undisclosed, arising out of or in any way related to agreements, events, acts or conduct at any time prior to and including the execution date of this Agreement, including but not limited to : all such claims and demands directly or indirectly arising out of or in any way connected with your employment with the Company or the termination of that employment ; claims or demands related to salary, bonuses, commissions, stock, stock options, or any other ownership interests in the Company, vacation pay, fringe benefits, expense reimbursements, severance pay, or any other form of compensation ; claims or demands related to or arising from the Employment Agreement ; claims pursuant to any federal, state or local law,

310904891 Lori Macomber December 18, 2024 Page 6 statute, or cause of action ; tort law ; or contract law (individually a “ Claim ” and collectively “ Claims ”) . The Claims you are releasing and waiving in this Agreement include, but are not limited to, any and all Claims that any of the Company Parties : • has violated its personnel policies, handbooks, contracts of employment, or covenants of good faith and fair dealing ; • has discriminated against you on the basis of age, race, color, sex (including sexual harassment), national origin, ancestry, disability, religion, sexual orientation, marital status, parental status, source of income, entitlement to benefits, any union activities or other protected category in violation of any local, state or federal law, constitution, ordinance, or regulation, including but not limited to (all as amended) : Title VII of the Civil Rights Act of 1964 ; the Civil Rights Act of 1991 ; 42 U . S . C . † 1981 ; the Equal Pay Act ; the Americans With Disabilities Act ; the Genetic Information Nondiscrimination Act ; the Family and Medical Leave Act ; the New Jersey Law Against Discrimination ; the New Jersey Equal Pay Act ; the New Jersey Conscientious Employee Protection Act ; the New Jersey Civil Rights Act ; the New Jersey Family Leave Act ; the New Jersey State Wage and Hour Law ; and the New Jersey Wage Withholding Protection Law ; the Pennsylvania Human Relations Act ; the Pennsylvania Wage Payment and Collection Law ; the Pennsylvania Whistleblower Law ; the City of Philadelphia Fair Practices Code ; the Pennsylvania Equal Pay Law ; the Employee Retirement Income Security Act ; the Employee Polygraph Protection Act ; the Worker Adjustment and Retraining Notification Act ; the Older Workers Benefit Protection Act ; the anti - retaliation provisions of the Sarbanes - Oxley Act, or any other federal or state law regarding whistleblower retaliation ; the Lilly Ledbetter Fair Pay Act ; the Uniformed Services Employment and Reemployment Rights Act ; the Fair Credit Reporting Act ; and the National Labor Relations Act ; • has violated any statute, public policy or common law (including but not limited to Claims for retaliatory discharge ; negligent hiring, retention or supervision ; defamation ; intentional or negligent infliction of emotional distress and/or mental anguish ; intentional interference with contract ; negligence ; detrimental reliance ; loss of consortium to you or any member of your family and/or promissory estoppel) . Notwithstanding the foregoing, other than events expressly contemplated by this Agreement you do not waive or release rights or Claims that may arise from events that occur after the date this waiver is executed and you are not releasing any right of indemnification you may have for any liabilities arising from your actions within the course and scope of your employment . Also excluded from this Agreement are any Claims which cannot be waived by law, including, without limitation, any rights you may have under applicable workers’ compensation laws and your right, if applicable, to file or participate in an investigative proceeding of any federal, state or local governmental agency . Nothing in this Agreement has prevented, currently prevents, or shall prevent you from filing, cooperating with, or participating in any proceeding or

310904891 Lori Macomber December 18, 2024 Page 7 investigation before the Equal Employment Opportunity Commission, the United States Department of Labor, the National Labor Relations Board, the Occupational Safety and Health Administration, the Department of Justice, the Securities and Exchange Commission or any other federal government agency, or similar state or local agency (“ Government Agencies ”), or exercising any rights pursuant to Section 7 of the National Labor Relations Act . You further understand this Agreement is not intended to and does not limit your ability to communicate with any Government Agencies or otherwise participate in any investigation or proceeding that may be conducted by any Government Agency, including providing documents or other information, without notice to the Company . While this Agreement does not limit your right to receive a government - issued award for information provided to any Government Agency in connection with a government whistleblower program or protected whistleblower activity, you understand and agree that to the maximum extent permitted by law, you are otherwise waiving any and all rights you may have to individual relief based on any Claims that you have released and any rights you have waived by signing this Agreement . If any Claim is not subject to release, to the extent permitted by law, you waive any right or ability to be a class or collective action representative or to otherwise participate in any putative or certified class, collective or multi - party action or proceeding based on such a Claim in which any of the Company Parties is a party . This Agreement does not abrogate your existing rights under any Company benefit plan or any plan or agreement related to equity ownership in the Company ; however, it does waive, release and forever discharge Claims existing as of the date you execute this Agreement pursuant to any such plan or agreement . 13 . Your Acknowledgments and Affirmations . You acknowledge and agree that (i) the consideration given to you in exchange for the waiver and release in this Agreement is in addition to anything of value to which you were already entitled ; (ii) that you have been paid for all time worked, have received all the leave, leaves of absence and leave benefits and protections for which you are eligible, and have not suffered any on - the - job injury for which you have not already filed a Claim ; (iii) you have been given sufficient time to consider this Agreement and to consult an attorney or advisor of your choosing ; and (iv) you are knowingly and voluntarily executing this Agreement waiving and releasing any Claims you may have as of the date you execute it . You affirm that all of the decisions of the Company Parties regarding your pay and benefits through the date of your execution of this Agreement were not discriminatory based on age, disability, race, color, sex, religion, national origin or any other classification protected by law . You agree that you will not voluntarily (except in response to legal compulsion or as permitted in Section 12 above) assist any person in bringing or pursuing any proposed or pending litigation, arbitration, administrative claim or other formal proceeding against any of the Company Parties . You further affirm that you have no known workplace injuries or occupational diseases . You acknowledge and affirm that you have not been retaliated against for reporting any allegation of corporate fraud or other wrongdoing by any of the Company Parties, or for exercising any rights protected by law, including any rights protected by the Fair Labor Standards Act, the Family Medical Leave Act or any related statute or local leave or disability accommodation laws, or any applicable state workers’ compensation law .

310904891 Lori Macomber December 18, 2024 Page 8 14. No Admission . This Agreement does not constitute an admission by the Company of any wrongful action or violation of any federal, state, or local statute, or common law rights, including those relating to the provisions of any law or statute concerning employment actions, or of any other possible or claimed violation of law or rights . 15. Breach . You agree that upon any breach of this Agreement you will forfeit all amounts paid or owing to you under this Agreement . Further, you acknowledge that it may be impossible to assess the damages caused by your violation of the terms of Sections 8 , 9 , 10 and 11 of this Agreement and further agree that any threatened or actual violation or breach of those Sections of this Agreement will constitute immediate and irreparable injury to the Company . You therefore agree that any such breach of this Agreement is a material breach of this Agreement, and, in addition to any and all other damages and remedies available to the Company upon your breach of this Agreement, the Company shall be entitled to an injunction to prevent you from violating or breaching this Agreement . You agree that if the Company is successful in whole or part in any legal or equitable action against you under this Agreement, you agree to pay all of the costs, including reasonable attorneys’ fees, incurred by the Company in enforcing the terms of this Agreement . 16. Dispute Resolution . You and the Company agree that any and all disputes, claims, or controversies of any nature whatsoever arising from, or relating to, this Agreement or its interpretation, enforcement, breach, performance, or execution, or any of the matters herein released (other than disputes related to the provision of benefits where a dispute process is provided for by the applicable benefits plan document) (collectively, “ Claims ,” each a “ Claim ”), shall be resolved, pursuant to the Federal Arbitration Act, 9 U . S . C . † 1 - 16 , and to the fullest extent permitted by law, by final, binding, and confidential arbitration at a location closest to where you last worked for the Company or another mutually agreeable location . The arbitration shall be conducted before a single neutral arbitrator by JAMS, Inc . (“ JAMS ”) or its successor, under the then applicable JAMS Comprehensive Arbitration Rules and Procedures (currently available at https : //www . jamsadr . com/rules - comprehensive - arbitration) (“ JAMS Rules ”) and New Jersey law . Both you and the Company opt into the Expedited Procedures under the JAMS Rules . The arbitrator shall apply substantive and procedural New Jersey law to any dispute or claim, without reference to any conflict - of - law provisions of any jurisdiction . To the extent that the JAMS Rules conflict with New Jersey law, New Jersey law shall take precedence . By agreeing to this arbitration procedure, both you and the Company waive the right to have any Claim resolved through a trial by jury or judge or an administrative proceeding . This paragraph shall not apply to any action or claim that cannot be subject to mandatory arbitration as a matter of law . The arbitrator shall have sole authority for determining if a Claim is subject to arbitration, and any other procedural questions related to the dispute and bearing on the final disposition . In addition, the arbitrator shall : (a) have the authority to compel adequate discovery for the resolution of the dispute and to award such relief as would otherwise be available under applicable law in a court proceeding ; and (b) issue a written statement signed by the arbitrator regarding the disposition of each claim and the relief, if any, awarded as to each claim, the reasons for the award, and the arbitrator’s essential findings and conclusions on which the award is based . You and the Company shall each pay half the costs and expenses of the arbitration and

310904891 Lori Macomber December 18, 2024 Page 9 each pay for its respective attorneys’ fees and costs . To the extent JAMS does not collect or you otherwise do not pay to JAMS an equal share of all JAMS’ arbitration fees for any reason, and the Company pays JAMS your share, you acknowledge and agree that the Company shall be entitled to recover from you half of the JAMS arbitration fees invoiced to the parties (less any amounts you paid to JAMS) in a federal or state court of competent jurisdiction . Nothing in this letter agreement is intended to prevent either you or the Company from obtaining injunctive relief in court to prevent irreparable harm pending the conclusion of any such arbitration . Any awards or orders in such arbitrations may be entered and enforced as judgments in the federal and state courts of any competent jurisdiction . 17. Tax Provisions . All payments and benefits under this Agreement will be subject to applicable withholding for federal, state, foreign, provincial and local taxes . It is intended that all of the benefits and other payments payable under this Agreement satisfy, to the greatest extent possible, an exemption from the application of Section 409 A of the Internal Revenue Code of 1986 , as amended, including any applicable regulations and guidance thereunder (“ Section 409 A ”) and this Agreement will be construed to the greatest extent possible as consistent with those provisions, and to the extent not so exempt, this Agreement will be construed in a manner that complies with Section 409 A, and any ambiguities herein shall be interpreted accordingly . Specifically, the severance benefits under this Agreement are intended to satisfy the exemptions from application of Section 409 A provided under Treasury Regulations Sections 1 . 409 A - 1 (b)(4), 1 . 409 A - 1 (b)(5) and 1 . 409 A - 1 (b)(9) and each installment of severance benefits, if any, is a separate “payment” for purposes of Treasury Regulations Section 1 . 409 A - 2 (b)(2)(i) . However, if such exemptions are not available and you are, as of your “separation from service,” as such term is defined in Treasury Regulations Section 1 . 409 A - 1 (h) (“ Separation from Service ”), a “specified employee” for purposes of Section 409 A, then, solely to the extent necessary to avoid adverse personal tax consequences under Section 409 A, the timing of the severance benefits payments shall be delayed until the earlier of (i) six months and one day after your Separation from Service, or (ii) your death . Severance benefits shall not commence until you have a Separation from Service . If severance benefits are not covered by one or more exemptions from the application of Section 409 A and the Release could become effective in the calendar year following the calendar year in which the Separation from Service occurs, the Release will not be deemed effective, for purposes of payment of severance benefits, any earlier than the first day of the second calendar year . Except to the minimum extent that payments must be delayed because you are a “specified employee” or until the effectiveness of the Release, all severance amounts will be paid as soon as practicable in accordance with this Agreement and the Company’s normal payroll practices . 18. Miscellaneous . This Agreement, including its Exhibits, constitutes the complete, final and exclusive embodiment of the entire agreement between you and the Company with regard to this subject matter . It is entered into without reliance on any promise or representation, written or oral, other than those expressly contained herein, and it supersedes any other such promises, warranties or representations . This Agreement may not be modified or amended except in a writing signed by both you and a duly - authorized officer of the Company . This Agreement will bind the heirs, personal representatives, successors and assigns of both you and

310904891 Lori Macomber December 18, 2024 Page 10 the Company, and inure to the benefit of both you and the Company, their heirs, successors and assigns . If any provision of this Agreement is determined to be invalid or unenforceable, in whole or in part, this determination will not affect any other provision of this Agreement and the provision in question will be modified by the court so as to be rendered enforceable . This Agreement will be deemed to have been entered into and will be construed and enforced in accordance with the laws of the Commonwealth of Pennsylvania as applied to contracts made and to be performed entirely within Pennsylvania . If this Agreement is acceptable to you, please sign below and return it to me . I wish you good luck in your future endeavors . [ signatures to follow on next page ]

By: Name: Ying Huang, Ph.D. Title: Chief Executive Officer I HAVE READ, UNDERSTAND AND AGREE FULLY TO THE FOREGOING Lori Macomber Date Exhibit A – Separation Date Release Exhibit B – Parent Equity Awards Exhibit C – Restrictive Covenants Agreement AGREEMENT: Lori Macomber Digitally signed by Lori Macomber Date: 2024.12.18 16:04:37 - 05'00' Ying Huang 310904891 Lori Macomber December 18, 2024 Page 11 Sincerely, L EGEND B IOTECH USA I NC . Digitally signed by Ying Huang Date: 2024.12.18 18:07:55 - 05'00'

310904891 E XHIBIT A Separation Date Release ( To be signed and returned to the Company no earlier than the Separation Date and no later than three (3) days after the Separation Date ) Legend Biotech USA Inc . (the “ Company ”) and Lori Macomber (the “ Employee ”) entered into a Transition Agreement dated December 18 , 2024 (the “ Agreement ”) . The parties to that Agreement hereby further agree as follows : 1. A blank copy of this Updated Release of Claims (“ Updated Release ”) was attached to the Agreement as Exhibit A and the parties agree that it is part of the Agreement . 2. In consideration of the Severance Benefits, Employee hereby extends the release of claims in Section 12 of the Agreement to any claims that arose through the date she signs this Separation Date Release and extends the representations she has made in Section 13 of the Agreement through the date she signs this Separation Date Release . 3. Employee also hereby extends the release of claims in Section 12 of the Agreement to any and all Claims under the federal Age Discrimination in Employment Act, as amended (“ ADEA ”) . Employee acknowledges that she is knowingly and voluntarily waiving and releasing any rights she may have under the ADEA and that the consideration given for this Separation Date Release is in addition to anything of value to which she were already entitled . Employee further acknowledges that she has been advised by this writing, as required by the ADEA, that : (1) this Separation Date Release does not apply to any rights or claims that arise after the date she signs this Separation Date Release ; (2) Employee should consult with an attorney prior to signing this Separation Date Release ; (3) Employee has been given at least twenty - one (21) calendar days to consider this Separation Date Release (although he may choose to voluntarily execute this Separation Date Release earlier, though not earlier than the Separation Date) ; (4) Employee has seven (7) calendar days following the date she signs this Separation Date Release to revoke this Section 3 of the Separation Date Release ; and (5) this Separation Date Release will not be effective until the date upon which the revocation period has expired unexercised, which will be the eighth ( 8 th) calendar day after Employee signs it (the date it becomes effective is the “ Separation Date Release Effective Date ”) . 4. The parties agree that this Separation Date Release is a part of the Agreement. [signatures to follow on next page]

L EGEND B IOTECH USA I NC . By: Name: Ying Huang, Ph.D. Title: Chief Executive Officer Date I HAVE READ, UNDERSTAND AND AGREE FULLY TO THE FOREGOING SEPARATION DATE RELEASE: Lori Macomber Date 310904891

310904891 E XHIBIT B Parent Equity Awards Vesting Date Accelerated Vesting Under the Transition Agreement Unvested as of Dec 18, 2024 Total Number of Parent Shares Under Award Type of Award Date of Grant Plan - 46,082 ISO 29 - Nov - 19 Stock Options - 3,918 NQ 29 - Nov - 19 Stock Options 3/25/2025 5,422 5,422 5,422 ISO 25 - Mar - 22 Stock Options 3/25/2025 61,246 61,246 194,578 NQ 25 - Mar - 22 Stock Options 4/3/2026 4,248 4,248 ISO 3 - Apr - 23 Stock Options 4/3/2025 13,332 22,420 35,752 NQ 3 - Apr - 23 Stock Options 80,000 93,336 - 2,434 RSU 9/1/2020 RSU - 11,332 RSU 11/19/2020 RSU - 18,120 RSU 3/19/2021 RSU 6/20/2025 5,064 5,064 15,184 RSU 3/25/2022 RSU 12/20/2025 - 1,652 2,476 RSU 9/28/2022 RSU 6/20/2025 5,652 11,304 16,956 RSU 4/3/2023 RSU 6/20/2025 240 484 724 RSU 5/22/2023 RSU 3/20/2025 3,714 11,142 11,142 RSU 3/19/2024 RSU 14,670 29,646

310904891 E XHIBIT C Restrictive Covenants Agreement

• LEGEND BIOTECH INTELLECTUAL PROPERTY RIGHTS ASSIGNMENT, NON - COMPETITION AND CONFIDENTIALITY AGREEMENT As a condition of my employment with Legend Biotech (the "Company"), and in consideration of my employment with the Company and my receipt of the compensation now and hereafter paid to me by the Company, I agree to the following provisions of the Intellectual Property Rights Assignment, Non - Competition and Confidentiality Agreement (this "Agreement") : 1. Confidential Information I . I Legend Biotech Confidential Information . "Legend Biotech Confidential Information " means any non - public information that relates to the actual or anticipated business, research or development of the Company, its subsidiaries and affiliates (collectively the "Legend Biotech Group"), or that relates to the Legend Biotech Group's technical data, trade secrets, or know - how, including, but not limited to, research, product plans, or other information regarding the Legend Biotech Group's products or services and markets therefor, customer lists and customers (including, but not limited to, customers of the Legend Biotech Group on which I called or with which I may become acquainted during the term of my employment), software, developments , inventions, ideas, processes, formulas, technologies, designs, drawings, engineering, specifications, information regarding routes of synthesis , patent analyses relating to products, test results, reports , studies, analyses, hardware configuration information, marketing , distribution and sales, finances, projects, strategies, opportunities, and all other information which if disclosed would materially adversely affect the Legend Biotech Group or would aid or benefit its competitors ; provided , however, Legend Biotech Confidential Information does not include any of the foregoing items to the extent the same have become publicly known and made generally available through no wrongful act of mine or of others . 2. Use of Legend Biotech Confidential Information . I agree that during and after my employment with the Company, I shall use the Legend Biotech Confidential Information for the sole and exclusive benefit of the Legend Biotech Group . I agree not to otherwise use or exploit the Legend Biotech Confidential Information without the Company's prior written consent , which consent may be withheld in the Company's sole and absolute discretion . 3. Confidentiality . During and after my employment with the Company, I agree to hold in the strictest confidence, and will not, either directly or indirectly, disclose any Legend Biotech Confidential Information to any third party except as may be authorized by the Company in writing . I understand that the absence of any marking or legend indicating that any particular information disclosed by the Legend Biotech Group is to be treated as confidential shall not limit or diminish my obligation to treat such information as confidential information . I understand that my unauthorized use or disclosure of Legend Biotech Confidential Information during my employment may lead to disciplinary action, up to and including immediate termination and legal action b y the Company . I understand that nothing in this Agreement is intended to limit employees' rights to discuss the terms , wages, and working conditions of their employment, as protected by applicable law . 4. Former Employer Information . I agree that during my employment with the Company, I will not improperly use, disclose, or induce the Legend Biotech Group to use any proprietary information or trade secrets of any former or concurrent employer or other person or entity . I further agree that I will not bring onto the premises of the Legend Biotech Group or transfer onto the Legend Biotech Group's technology Page 1 Full Name (Please Print): /_.pe_; rYla.e - aVllt> e._

LEGEND BIOTECH systems any unpublished document, proprietary information, or trade secrets belonging to any such employer, person, or entity unless consented to in writing by both the Company and such employer, person, or entity. l . 5 Third Party Information . I recognize tha t the Legend Biotech Group may have received and in the futur e may receive from third parties associated with the Legend Biotech Group, e . g . , the Legend Biotech Group's customers, suppliers, licensors, licensees , partners, or collaborators ("Associated Third Parties"), their confidential or proprietary information ("Associated Third Party Confidential Information") . By way of example, Associated Third Party Confidential Information may include the habits or practice s of Associated Third Parties, the technology of Associated Third Parties, requirements of Associated Third Parties, and information related to the busines s conducted between the Legend Biotech Group and such Associated Third Parties . I agree at all time s during my employment with the Company and thereafter to hold in the strictest confidence, and not to use or, directly or indirectly, to disclose to any third party, any Associated Third Party Confidential Information, except as necessary in carrying out my work for the Legend Biotech Group consistent with the Legend Biotech Group's agreement with such Associated Third Parties . I further agree to comply with any and all of the Legend Biotech Group's policie s and guidelines that may be adopted from time to time regarding Associated Third Partie s and Associated Third Party Confidential Information . I understand that my unauthorized use or disclosur e of Associated Third Party Confidential Information or violation of any Legend Biotech Group's policies during my employment may lead to disciplinary action, up to and including immediate termination and legal action by the Company . 2. Inventions 1. Inventions Retained and Licensed . I have attached hereto as Exhibit A, a list describing all inventions, patents, discoveries, original works of authorship, developments, improvements, and trade secrets that were conceived in whole or in part by me prior to my employment with the Company ("Prior Inventions"), which belong solely to me or belong to me jointly with others, and which relate to the Company's proposed business, products, or research and development ; or, if no such list is attached, I represent and warrant that there are no such Prior Inventions . Furthermore, I represent and warrant that if any Prior Inventions are included on Exhibit A, they will not materially affect my ability to perform all obligations under this Agreement . If, in the course of my employment with the Company, I incorporate into or use in connection with any product, process, service, technology, or other work by or on behalf of the Company any Prior Inventions, I hereby grant to the Legend Biotech Group a non - exclusive, royalty - free, fully paid - up, irrevocable, perpetual, transferable, worldwide license, with the right to grant and authorize sublicenses, to make, have made, modify, use, import, offer for sale, sell, reproduce, distribute, modify, adapt, prepare derivative works of, display, perform, and otherwise exploit such Prior Inventions without restriction, including, without limitation, as part of or in connection with such product, process, service, technology, or other work, and to practice any method related thereto . I agree not to incorporate or use of any Prior Inventions without written consent of the Company . I further represent and warrant that the incorporation and use of any Prior Inventions will not infringe upon any party or person's rights or interests in the Prior Inventions, including but not limited to their intellectual property rights . Moreover, I agree to fully indemnify the Company, its directors, officers, agents, employees, investors, shareholders, administrators, affiliates, divisions, subsidiaries, predecessor and successor corporations, and assigns for all verdicts, judgments, settlements, and other losses incurred by any of them resulting from my incorporation or use of any Prior Inventions, as well as any reasonable attorneys' fees and costs . Page2 Full Name (Please Print): /.b(l dluaw.iocv

( ('.) LEGEND BIOTECH 2 . 2 Assignment of Inventions . I agree that I will promptly make full written disclosure to the Company, will hold in trust for the sole right and benefit of the Company, and agree to assign and hereby do irrevocably assign to the Company, or its designee, all my right, title , and interest in and to any and all inventions, original works of authorship, developments, concepts, improvements, designs, discoveries, ideas, trademarks, or trade secrets, whether or not patentable or registrable under patent, copyright , or similar laws , which I may solely or jointly conceive or develop or reduce to practice, or cause to be conceived or developed or reduced to practice, during the period of time I am in the employ of the Company (including during my off duty hours), or with the use of Company's equipment, supplies , facilities, resources, or Legend Biotech Confidential Information (collectively referred to as "Inventions") . I further acknowledge that all original works of authorship that are made by me (solely or jointly with others) within the scope of and during the period of my employment with the Company and that are protectable by copyright are "works made for hire, " as that term is defined in the United States Copyright Act . I understand and agree that the decision whether or not to commercialize or market any Inventions is within the Company's sole discretion and for the Company ' s sole benefit, and that no royalty or other consideration will be due to me as a result of the Company ' s efforts to commercialize or market any such Inventions . This provision shall not apply to an invention that the employee develops entirely on the employee's own time, and without using the Company's equipment , supplies, facilities or information, including any trade secret information, except for those inventions that : (a) Relate to the employer's business or actual demonstrably anticipated research or development; or (b) Result from any work performed by the employee on behalf of the employer. The employees must disclose all inventions that meet the aforementioned exception to the Company. This disclosure is to permit review of any issues that may arise. 3. Moral Rights . Any assignment to the Company of Inventions includes all rights of attribution , paternity, integrity, modification , disclosure and withdrawal , and any other rights throughout the world that may be known as or referred to as " moral rights ," " artist's rights, " "droit moral," or the like (collectively , " Moral Rights") . To the extent that Moral Rights cannot be assigned under applicable law, I hereby waive and agree not to enforce any and all Moral Rights, including , without limitation, any right to identification of authorship or limitation on subsequent modification that I may have in the assigned Inventions . 4. Maintenance of Records . I agree to keep and maintain adequate, current, accurate, and authentic written records of all Inventions made by me (solely or jointly with others) during the term of my employment with the Company . The records will be in the form of notes, sketches , drawings , electronic files , reports, or any other format that may be specified by the Company . The records are and will be available to and remain the sole property of the Company at all times . 5. Further Assurances . I agree to assist the Company, or its designee, at the Company's expense , in every proper way to secure the Company's rights in the Inventions and any rights relating thereto in any and all countries , including the disclosure to the Company of all pertinent information and data with respect thereto , the execution of all applications, specifications, oaths, assignments, and all other instruments that the Company shall deem proper or necessary in order to apply for, register , obtain, maintain , defend , and e nforce Page 3 Full Name (Please Print): J.B ; rfluo v'

such rights, and in order to assign and convey to the Company, its successors, assigns, and nominees the sole and exclusive rights, title , and interest in and to such Inventions and any rights relating thereto , and testifying in a suit or other proceeding relating to such inventions and any rights relating thereto . I further agree that my obligations under this Section 2 . 5 shall continue after the termination of this Agreement . If the Company is unable because of my mental or physical incapacity or for any other reason to secure my signature with respect to any Inventions, including, without limitation, to apply for or to pursue any application for any United States or foreign patents or copyright registrations covering such Inventions, then I hereby irrevocably designate and appoint the Company and its duly authorized officers and agents as my agent and attorney in fact, to act for and in my behalf and stead, to execute and file any papers and oaths, and to do all other lawfully permitted acts with respect to such Inventions with the same legal force and effect as if executed by me . 3. Conflicting Employment 1. Current Obligations . I agree that during the term of my employment with the Company, I will not engage in or undertake any other employment, occupation, consulting relationship , or commitment that is directly related to the business in which the Company is now involved or becomes involved or has plans to become involved, nor will I engage in any other activities that conflict with my obligations to the Company . 2. Prior Relationships . Without limiting Section 3 . 1 , I represent that I have no other agreements, relationships, or commitments to any other person or entity that conflict with my obligations to the Company under this Agreement or my ability to become employed and perform the services for which I am being hired by the Company . I further agree that if I have signed a confidentiality agreement or similar type of agreement with any former employer or other entity, I will comply with the terms of any such agreement to the extent that its terms are lawful under applicable law . I represent and warrant that after undertaking a careful search (including searches of my computers, cell phones, electronic devices, and documents), I have returned all property and confidential information belonging to all prior employers . Moreover, I agree to fully indemnify the Company, its directors, officers , agents, employees, investors, shareholders, administrators, affiliates, divisions , subsidiaries, predecessor and successor corporations, and assigns for all verdicts, judgments , settlements, and other losses incurred by any of them resulting from my breach of my obligations under any agreement to which I am a party or obligation to which I am bound , as well as any reasonable attorneys' fees and costs if the plaintiff is the prevailing party in such an action, except as prohibited by law . 4. Non - Competition 1. I agree that, during the term of my employment with the Company and for a period of twelve (12) months immediately following the termination of my employment with the Company for any reason , whether with or without cause, at the option either of the Company or myself , with or without notice, I will not , without the prior written consent of the Company, serve as a partner, member, owner, employee, consultant, officer, director, manager, agent, associate, investor, or otherwise for any comparnes, on any projects that will compete with the Company in CAR - T Drug Discovery and Cell therapy . 2. I acknowledge that I will have access to Legend Biotech Confidential Information during my employment to enable me to optimize the performance of my duties for the Company . I further acknowledge that my fulfillment of the obligations contained in this Agreement , including, but not limited to, my obligation neither to disclose nor to use the Legend Biotech Confidential Information other than for the Page4 Full Name (Please Print): 1' ; tYJA.urLiu_y -

( Q LEGEND BIOTECH exclusive and sole benefit of the Legend Biotech Group and my obligation not to compete contained in Section 4 . 1 above, is necessary, reasonable, and required to protect the Legend Biotech Confidential Information and, consequently , to preserve and protect the value, interest, and goodwill of the Company . I further acknowledge the time, geographic and scope limitations of my obligations under Section 4 . 1 above are reasonable , especially in light of the Company's legitimate interest to protect Legend Biotech Confidential Information, and that I will not be precluded from gainful employment if I am obligated not to compete with the Company during the period and within the Territory as described above . I further agree that the salary and compensation I receive during my employment with the Company reasonably and adequately compensate my obligation under Section 4 , and such obligation under Section 4 will not impose undue burden on me . 3. I acknowledge and agree that monetary damages would be an insufficient remedy for any violation or breach of the non - compete obligation under Section 4 and any such v i olation or breach will cause irreparable harm to the Company, its subsidiaries and affiliates . I agree that the Company, on its own behalf or on behalf of its affiliates or subsidiaries, shall be entitled to specific performance and injunctive relief as remedies for such breach or any threatened breach . Such remedies shall not be deemed the exclusive remedies for a breach of the covenants set forth in Section 4 , but shall be in addition to all remedies available at law or in equity to the Company, including, without limitation, the recovery of damages from me . 4. Compensation for non - competition. (a) I agree that I will execute the Termination Certification attached as Exhibit B . If the Company determines that the new position and duty described in the Termination Certification is in competition with the Company , its subsidiaries or affiliates, I agree to not accept the new position in consideration for the Company payment to me of an amount equal to the greater of (i) three (3) months' basic salary based on the twelve (12) - month period immediately prior to the termination or (ii) any reasonable amount of compensation determined by any court having jurisdiction (hereinafter referred to as the "Compensation") upon the termination of my employment with the Company for the covenants that I make in this Section 4 of this Agreement . The Compensation will be paid on a monthly basis for the twelve - month period after the employment is terminated . However , the Company is entitled to notify me , at any time, via a one - month advance notice in writing to waive my non - competition obligation Agreement . Upon effectiveness of such notice, I do not have any non - competition obligation under this Agreement and the Company is not obligated to pay any Compensation to me therefor . Agreement . Upon effectiveness of such notice, I do not have any non competition obligation under this Agreement and the Company is not obligated to pay any Compensation to me therefor. (b) I agree that if I fail to execute and deliver the Termination Certification before I leave the Company, or fail to notify in writing, within 30 days before my actual involvement in any business, the position and duty I will assume in such business during twelve (12) months immediately following the termination of my employment with the Company, my right to Compensation shall be deemed waived . Nevertheless, my waiver of Compensation shall not release or diminish my non - competition obligation under Section 4 of this Agreement . Page 5 Full Name (Please Print): l ; 1 """""' r •

LEGEND BIOTECH 5. Returning Company Documents and Property Upon termination of or resignation from employment with the Company , or on demand by the Company during my employment, I shall immediately deliver to the Company, and shall not keep in my possession, recreate, or deliver to anyone else, any and all Company property, including, but not limited to, Legend Biotech Confidential Information, Associated Third Party Confidential Information, as well as all devices and equipment belonging to the Company, its subsidiaries and affiliates (including computers, handheld electronic dev i ces, telephone equipment, and other electronic devices), credit cards, records, data , notes, notebooks , reports, files, proposals, lists, correspondence, specifications , drawings , blueprints, sketches, materials , photographs, charts, any other documents and property , and reproductions of any and all of the aforementioned items that were developed by me pursuant to my employment with the Company , obtained by me in connection with my employment with the Company, or otherwise belonging to the Company, its subsidiaries or affiliates . I also consent to an exit interview to confirm my compliance with this Section 5 . 6. Termination Certification Upon termination of or resignation from employment with the Company, I agree to immediately sign and deliver to the Company the "Termination Certification" attached here to as Exhibit B . I also agree to keep the Company advised of my home and business address for a period of one (1) year after termination of my employment with the Company, so that the Company can contact me regarding my continuing obligations provided by this Agreement . 7. Notification of New Employer In the event that I leave the employ of the Company , I hereby grant consent to notification by the Company to my new employer about my obligations under this Agreement . 8. Non - solicitation of Employees I agree that for a period of twelve (12) months immediately following the termination of my relationship with the Company for any reason, whether voluntary or involuntary , with or without cause, I shall not either directly or indirectly solicit any of the Company's employees to leave their employment, or attempt to solicit employees of the Company, either for myself or for any other person or entity . I agree that nothing in this Section 8 shall affect my continuing obligations under this Agreement during and after this twelve (12) month period, including, without limitation, my obligations under Section l . 9. Conflict of Interest Guidelines I agree to diligently adhere to all policies of the Company, including the Company's insider's trading policies and the Company's Conflict of Interest Guidelines . A copy of the Company's current Conflict of Interest Guidelines is attached as Exhibit C hereto , but I understand that these Conflict of Interest Guidelines may be revised from time to time during my employment . 10. Representations Page 6 Full Name (Please Print): J gr - ,. (f)O - &J V

A. Matters Covered By This Agreement Except as set forth in Section B , the matters subject to arbitration under this Agreement include without limitation any claim, dispute , or controversy that either Employee may have against the Company, or which the Company may have against E mployee , arising from , related to , or having any relationship or connection whatsoever with Employee seeking employment , employment by , or other association with the Company , including , but not limited to : (1) all claims of discrimination, harassment, retaliation, wrongful discharg e , claims for wages , benefits , or any other form of compensation, and public policy or whistleblower claims ; (2) all claims arising in tort or contract (whether express or implied) ; (3) all federal and state statutory claims (including , but not limited to , Title VII of the Civil Rights Act of 1964 , the Age Discrimination in Employment Act , the Equal Pay Act, the Ame r icans with Disabilities Act , the Family and Medical Leave Act, the Fair Labor Standards Act, the Employment Income Retirement Security Act , or any other federal law or regulation or comparable state law, regulation , or ordinance) ; and (4) any constitutional law or equitable claims . Page 7 Full Name (Please Print): i - † , r( , fflm y

LEGEND BIOTECH To the extent permitted by law, the Parties understand and agree that all claims against the Company must be brought and decided solely on an individual basis and not as part of or on behalf of any purported class or as part of any consolidated, collective or representative proceeding . The arbitrator shall not consolidate claims of different employees into one proceeding and shall not have jurisdiction over any such consolidated proceeding or any class, collective, representative action to which Employee or the Company is a party . Employee also shall not otherwise participate in any purported class, consolidated, collective or representative action, as a plaintiff, a class member, or otherwise, with respect to any matters covered by this Agreement . In the event of any determination that this paragraph is not enforceable or that Employee may bring or participate in a class, consolidated, collective, or representative action, any such action shall not be arbitrated and shall instead proceed in a court of competent jurisdiction . B. Matters Not Covered By This Agreement Matters not covered under this Agreement are claims : (1) for workers' compensation or unemployment compensation under applicable state law ; (2) arising under the National Labor Relations Act which are brought before the National Labor Relations Board ; and (3) pursuant to which a different dispute resolution method has been specifically set forth in any written contract between the Parties or an employee plan or program . Nothing herein is intended to nor shall prevent Employee from filing a claim or charge with a federal , state , or local administrative agency such as the Equal Employment Opportunity Commission, Department of Labor, or similar agency (although to the extent permitted by law any related claim for personal monetary recovery or personal injunctive reliefremains subject to the provisions of this Agreement) nor from communicating with, or responding to any inquiry from, any other federal or state regulatory, self - regulatory, or enforcement agency or authority. Notwithstanding anything set forth in this Agreement , the Parties agree that they shall bring claims before a court of competent jurisdiction arising out of or relating to : (1) the enforcement of restrictive covenant , non - disclosure, or confidentiality agreements ; (2) the enforcement of intellectual property rights ; (3) prevention of disclosure or use of trade secrets or confidential Company , patient or customer information ; (4) injunctive relief with respect to the claims described in subparts (1), (2), or (3) of this paragraph , or to prevent the destruction of documents and information or the dissipation of assets ; and (5) injunctive relief to preserve the status quo pending the arbitration of any claims subject to arbitration under this Agreement (collectivel y the "Excluded Claims") . The Parties agree that a court shall be authorized to construe the validity, scope, and applicability of this Agreement with respect to these Excluded Claims, and such court can issue any judgment or other relief as to any of the Excluded Claims, including final judgments and permanent injunctions . C. Remedies Available in Arbitration This Agreement is not intended to limit or impede rights , damages or other remedies under applicable federal, state or local statutes or law . The arbitrator shall have the authority to award any remedies available ( e . g . , emotional distress damages, punitive da{D . ages, equitable relief) under statute or as otherwise available in a court of competent jurisdiction, except to the extent expressly excluded b y the terms of this Agreement . D. Pre - Arbitration Process Page 8 Full Name (Please Print ): b - AfLt IVJuont.b. - t./V

LEGEND BIOTECH As a prerequisite prior to commencing an arbitration proceeding, the Parties agree that the party commencing arbitration shall submit to the other party any a written demand for arbitration which shall include a statement of the claim and the factual basis for that claim . Prior to the arbitration the Parties may, if they agree, participate in a confidential mediation before a mediator mutually agreed upon by the Parties . The cost of the mediator will be paid by the Company . Either party may, but need not, be represented by counsel at the mediation . If one or both Parties elect not to mediate, or if the matter is not resolved as a result of mediation , a party may initiate an arbitration as set forth below . E. The Arbitration Process There shall be a single arbitrator to be selected and agreed upon by the Parties . The arbitration will take place in Verona, New Jersey . The arbitration shall be in accordance with the then current rules of the AAA (American Arbitration Association), unless any provision of those Rules conflicts with this Agreement, in which case the terms of this Agreement shall apply . (The AAA Employment Arbitration Rules are available at https : //www . adr . org/, or can be obtained from the Company upon request) . The arbitrator shall be selected in accordance with the Rules . The Arbitrator shall apply the substantive law (and the law of remedies, if applicable) of New Jersey . The Arbitrator, and not a federal, state or local court or agency, shall have exclusive authority to resolve any dispute relating to the interpretation, applicability, enforceability or formulation of this Agreement, including, but not limited to, any claim that all or any part of this Agreement is void . The arbitrator's authority and jurisdiction shall be limited to determining the matter in dispute consistent with controlling law and this Agreement . The arbitrator shall not have the authority to add to , subtract from, or modify any of the terms of this Agreement . Except as it relates to Excluded Claims, the Parties agree to submit to the arbitrator any disputes regarding issues of arbitrability, the validity, scope, and enforceability of this Agreement, and his or her jurisdiction . The terms and provisions of this Agreement are severable from one another, such that the invalidity of one term or provision shall not affect the validity and enforceability of the other terms and provisions . The arbitration shall be final and binding upon the Parties. Each party shall bear their own costs and fees (including, but not limited to, attorneys' fees) for the arbitration unless same are awarded by the arbitrator . Further, the Parties shall equally share/be responsible for the costs and fees of the arbitration and arbitrator unless same are awarded by the arbitrator . 13. Voluntary Nature of Agreement I ACKNOWLEDGE AND AGREE THAT I VOLUNTARILY ENTER INTO TIDS AGREEMENT WITHOUT ANY DURESS OR UNDUE INFLUENCE BY THE COMPANY OR ANYONE ELSE . I FURTHER ACKNOWLEDGE AND AGREE THAT I HA VE CAREFULLY READ THIS AGREEMENT AND THAT I COMPLETELY UNDERSTAND THE TERMS, CONSEQUENCES, AND BINDING EFFECT OF THIS AGREEMENT . I HAVE BEEN PROVIDED AN OPPORTUNITY TO SEEK THE ADVICE OF AN ATTORNEY OF MY CHOICE BEFORE SIGNING THIS AGREEMENT . Page 9 Full Name (Please Print): lof2..; vYke tJ,vJu,V

Selene Li HR Advisor

LEGEND BIOTECH

Exhibit A

LIST OF PRIOR INVENTIONS AND ORIGINAL WORKS OF AUTHORSHIP

Title	Date	Identifying Number or Brief Description

_√_ No inventions or improvements ___

Additional Sheets Attached

Signature of Employee: L Macomber

Print Name of Employee: Lori Macomber

Date: 9.13.19

CONFIDENTIAL

Page 11

Full Name (Please Print): Lori Macomber

LEGEND BIOTECH Exhibit B TERMINATION CERTIFICATION This is to certify that I do not have in my possession, nor have I failed to return, Legend Biotech Confidential Information as defined in Section 1 . 1 of the Intellectual Property Rights Assignment, Non - Competition and Confidentiality Agreement (the "Agreement") and the Company Documents and Property as set forth in Section 5 of the Agreement, any other documents or property, or reproductions of any and all aforementioned items belonging to Legend Biotech USA Incorporated, its subsidiaries, affiliates, their successors or assigns (together, the "Company") . I further certify that I have complied with all the terms of the Agreement signed by me, including the reporting of any inventions and original works of authorship (as defined therein) conceived or made by me (solely or jointly with others), as covered by the Agreement . I further agree that, in compliance with the Agreement, I will preserve as confidential all Legend Biotech Confidential Information and Associated Third Party Confidential Information, including trade secrets, confidential knowledge, data, or other proprietary information relating to products, services, processes, know - how, designs, formulas, developmental or experimental work , computer programs, databases, other original works of authorship, customer lists , business plans , financial information , or other subject matter pertaining to any business of the Company, its subsidiaries , affiliates, or any of its employees, clients, consultants, or licensees . I further agree that, in compliance with the non - competition provisions under Section 4 of the Agreement and within twelve (12) months from the termination date, I will not directly or indirect compete with the Company within the scope and territory set forth in Section 4 of the Agreement . I also agree that for twelve (12) months from this date, I will not either directly or indirectly solicit any of the Company's employees (i) to leave their employment , or (ii) to enter into an employment, consulting, contractor, or other relationship with any other person , firm , business entity, or organization (including with myself) . I agree that nothing in this paragraph shall affect my continuing obligations under the Agreement during and after this twelve (12) month period, including, without limitation , my obligations under Section 1 thereof . After leaving the Company's employment, I will be employed by in the position of: Date: - - -- - --- - Signature of employee: _ Print name: _ Address for Notifications: _ Page 12 Full Name (Please Print) : ( tfLit1..Qf"4V - ....., ,

Exhibit C CONFLICT OF INTEREST GUIDELINES It is the policy of Legend Biotech USA Incorporated to conduct its affairs in strict compliance with the letter and spirit of the law and to adhere to the highest principles of business ethics . Accordingly, all officers, employees, and independent contractors must avoid activities that are in conflict, or give the appearance of being in conflict, with these principles and with the interests of the Company . The following are potentially compromising situations that must be avoided : 1. Revealing confidential information to outsiders or misusing confidential information . Unauthorized divulging of information is a violation of this policy whether or not for personal gain and whether or not harm to the Company is intended . (The Intellectual Property Rights Assignment , Non - Competition and Confidentiality Agreement elaborate on this principle and is a binding agreem e nt . ) 2. Accepting or offering substantial gifts , excessive entertainment , favors, or payments that may be deemed to constitute undue influence or otherwise be improper or embarrassing to the Company . 3. Participating in c1v1c or professional organizations that might involve divulging confidential information of the Company. 4 . Initiating or approving personnel actions affecting reward or punishment of employees or applicants where there is a family relationship or is or appears to be a personal or social involvement . 5. Initiating or approving any form of personal or social harassment of employees . 6. Investing or holding outside directorship in suppliers , customers , or competi n g companies, including financial speculations, where such investment or directorship might influence in any manner a decision or course of action of the Company . 7. Borrowing from or lending to employees, customers, or suppliers. 8. Acquiring real estate of interest to the Company. 9. Improperly using or disclosing to the Company any proprietary informat i on or trade secrets of any former or concurrent employer or other person or entity with whom obligations of confidentiality exist . 10. Unlawfully discussing prices , costs , customers , sales , or markets with competing companies or their employees. 11. Making any unlawful agreement with distributors with respect to prices. Page 13 Full Name (Please Print): Lr, d/ll - ' • ,,,j,_y

( o IEO '? 12. Improperly using or authorizing the use of any inventions that are the subject of patent claims of any other person or entity. 13. Engaging in any conduct that is not in the best interest of the Company. Each officer, employee , and independent contractor must take every necessary action to ensure compliance with these guidelines and to bring problem areas to the attention of higher management for review . Violations of this conflict of interest policy may result in discharge without warning . Page 14 Full Name (Please Print): ;_ k> _ (_ ' , - r1 - -- + - ' - o,._c t:,, _otk v